EXHIBIT 99.1

INNATE PHARMA ANNOUNCES NECTIN-4 ANTIBODY DRUG CONJUGATE INVESTOR AND ANALYST EVENT IN NEW YORK

Innate Pharma to highlight IPH4502, its lead Nectin-4 Antibody Drug Conjugate (ADC) program at clinical stage

Marseille, France, January 21, 2025, 7:00 A.M. CET

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) will host an event for institutional investors and analysts dedicated to its Antibody-Drug Conjugate (ADC) strategy, and particularly Nectin-4, the target of its lead antibody-drug candidate program, IPH4502. The event will be held in New York in a hybrid format on Wednesday, February 5, 2025, from 10:00 a.m. to 12:00 p.m. EDT.
“As we just updated our strategy with a focus on our ANKET® platform and ADC programs, this meeting will be an opportunity to share the latest scientific and clinical advancements related to Nectin-4 and its potential in cancer treatment,” said Jonathan Dickinson, Chief Executive Officer of Innate Pharma

Event details:
Date: February 5, 2025, from 10:00 a.m. to 12:00 p.m. EDT
Registration: If you would like to attend the event, please register at this link: https://form.jotform.com/250134241556348

For those who are unable to attend in person, a live webcast and replay will be on Innate Pharma’s website at: https://www.innate-pharma.com.

About IPH4502
IPH4502 is a novel and differentiated topoisomerase I inhibitor ADC designed to precisely target Nectin-4, a cell adhesion molecule that is overexpressed in several types of solid tumors, including urothelial carcinoma, where Nectin-4 expression is highest, breast cancer, non-small cell lung cancer and gastro-intestinal cancer.
In non-clinical models, IPH45 is well tolerated and shows anti-tumor activity in vitro and in vivo.
In September 2024, the U.S Food and Drug Administration (FDA) has cleared its investigational new drug (IND) application to initiate a Phase 1 clinical study of IPH4502.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through three therapeutic approaches: multi-specific NK Cell Engagers via its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform and Antibody Drug Conjugates (ADC) and monoclonal antibodies (mAbs).

Innate’s portfolio includes several ANKET® drug candidates to address multiple tumor types as well as IPH4502 a differentiated ADC in development in solid tumors. In addition, anti-KIR3DL2 mAb lacutamab is developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, and anti-NKG2A mAb monalizumab is developed with AstraZeneca in non-small cell lung cancer.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

Information about Innate Pharma shares:
ISIN code : FR0010331421
Ticker code : Euronext: IPH Nasdaq: IPHA
LEI : 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors
Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.Wheeler@innate-pharma.fr

Media Relations
NewCap
Arthur Rouille
Tel. : +33 (0)1 44 71 00 15
innate@newcap.eu